EXHIBIT 99.1

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 2628)

ANNOUNCEMENT

APPROVAL OF QUALIFICATION OF BOARD SECRETARY BY THE CIRC

At the twelfth meeting of the fifth session of the Board of Directors (the “Board”) of China Life Insurance Company Limited (the “Company”) held on April 27, 2017, the Board approved the appointment of Mr. Li Mingguang as the Board Secretary of the Company.

The Company has recently received the “Approval of Qualification of Li Mingguang” issued by China Insurance Regulatory Commission (the “CIRC”) [Baojianxuke (2017) No.664]. Pursuant to this approval, the qualification of Mr. Li Mingguang as the Board Secretary of the Company has been approved by the CIRC and Mr. Li Mingguang’s term of service as the Board Secretary of the Company shall commence on June 28, 2017. For the biographical details of Mr. Li Mingguang, please refer to the Announcement on the Change of Board Secretary of the Company dated April 28, 2017 issued on the website of Shanghai Stock Exchange.

Board of Directors of China Life Insurance Company Limited

July 5, 2017